300 North LaSalle Street Chicago, Illinois 60654
Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000	Facsimile: (312) 862-2200
www.kirkland.com

July 28, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	Ally Wholesale Enterprises LLC

Amendment No. 2 to Registration Statement on Form S-3

Originally filed July 9, 2010

File No. 333-167044

Ladies and Gentlemen:

On behalf of Ally Wholesale Enterprises LLC (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”) dated July 20, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission to Ryan C. Farris, the Registrant’s President, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 2”), marked to show changes from the Registration Statement as filed on July 9, 2010.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The number corresponds to the numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of exhibits to Amendment No. 2, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrant.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2010

Prospectus Supplement

Cover Page

1.	We note your response to our prior comment six. Please revise the cover page to include the overcollateralization form of credit enhancement or advise.

Response: We have revised disclosure in response to the Staff’s comment. Please see the cover page of the prospectus supplement.

Credit Enhancement and Liquidity

2.	We note your response to our prior comment 13 and reissue in part. We note that you contemplate a cash collateral guaranty in your base prospectus. Please revise this section to include bracketed disclosure about the guaranty, including all information required by Item 1103(a)(3)(ix), or advise.

Response: We have revised disclosure in response to the Staff’s comment. Please see pages 5 and 28 of the base prospectus.

Overcollateralization

3.	Please revise to include the overcollateralization percentage or advise.

We have revised and added disclosure in response to the Staff’s comment. Please see pages S-6 and S-35 of the prospectus supplement.

Revolving Period

4.	Please revise to include the term or duration of the revolving period or advise.

We have revised and added disclosure in response to the Staff’s comment. Please see page S-7 of the prospectus supplement.

Please note that the additional disclosure referenced above relates to the period during which the Issuing Entity will acquire receivables. A separate discussion regarding the period during which principal collections allocated to a specific series of notes will be reinvested is included under “Summary—Application of Collections—Principal Collections—Revolving Period” on page S-4 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2010

The Trust

5.	Please revise your disclosure regarding the owner and Delaware trustees to describe in more detail the trustees’ prior experience serving as trustees for asset-backed securities transactions involving similar pool assets. Refer to Item 1109(b) of Regulation S-K.

Response: We have revised and added disclosure with respect to the owner trustee in response to the Staff’s comment. Please see page S-17 of the prospectus supplement.

The Delaware trustee has a very limited role in the transactions contemplated by the Registration Statement; its sole duty is to act as agent for service of process for the Issuing Entity. As such, we do not believe that additional disclosure regarding the Delaware trustee is required.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2597.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Richard V. Kent, Esq., Ally Financial Inc.

Ryan C. Farris, Ally Financial Inc.

Elizabeth A. Raymond, Esq., Mayer Brown LLP